UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2026

Commission File No.: 001-43051

Santacruz Silver Mining Ltd.

(Translation of registrant’s name into English)

480 – 1140 West Pender Street

Vancouver, British Columbia

Canada V6E 4G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ended June 30, 2026.
99.2	Management’s Discussion and Analysis for the period ended June 30, 2026.
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer
99.5	News Release dated August 17, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santacruz Silver Mining Ltd.

Date: August 17, 2026	By:	/s/ Andres Bedregal
	Name:	Andres Bedregal
	Title:	Chief Financial Officer